02024560

P.E 2-28-02

1-12838

SEC File No. 1-12838

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

BEMA GOLD CORPORATION
(Translation of Registrant's name into English)

#3113, Three Bentall Centre, P.O. Box 49113,

595 Burrard Street, Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

82- ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By: [signature]
(Signature)

Roger Richer, Vice President, Administration,

Secretary and General Counsel
(Name and Title of Signing Officer)

Date: March 11, 2002

BEMA GOLD CORPORATION

News Release

Bema To Commence Drilling High-Grade Monument Bay Property
Bema Closes Flow-Through Private Placement

February 28, 2002 FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema") is pleased to announce that drilling is scheduled to commence on March 3, 2002 at the high-grade Monument Bay gold property in northeastern Manitoba and the previously announced flow-through private placement has been closed

Bema has recently signed an option agreement with Wolfden Resources Inc. ("Wolfden") to earn up to 70% of the Monument Bay property located approximately 350 miles northeast of Winnipeg, Manitoba. The property is approximately 25 kilometres long by 2 to 4 kilometers wide and hosts high-grade gold mineralization within the Stull Lake greenstone belt similar to the Red Lake district in northern Ontario. Gold mineralization is associated with narrow quartz veins and silicified zones within the Twin lakes - Monument Bay deformation zone.

Historic drilling by Noranda Inc. and Wolfden has outlined three high-grade zones with intercepts as high as 106 grams per tonne gold over 2.9 metres in hole 91-60 and 83 grams per tonne gold over 2.5 metres in hole 90-31. The most continuous of these zones, the Twin Lakes zone, will be tested with the upcoming 3,500 metre drill program. Drilling is designed to extend the high-grade ore shoots. Four kilometers of the total shear zone has had significant drilling while limited exploration drilling has been performed elsewhere along the trend.

Management believes that the Monument Bay property has excellent potential to host a high-grade gold deposit. This acquisition is consistent with Bema's policy of exploring and developing high-grade projects that have the potential to generate strong cash flow at today's mineral prices.

To fund the Mounument Bay exploration Bema closed a brokered flow-through private placement with Canaccord Capital Corporation and Haywood Securities Inc. Bema has issued 1,891,025 flow-through shares at $0.65 cents and 416,666 flow-through shares at $0.66 for gross proceeds of CDN$ 1.5 million.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For more information on Bema Gold or the remaining drill results from Monument Bay please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively visit our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.